
06010051

Orbis
Grupa Hotelowa

Warsaw, 2005-12-21

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH. D.C.
213
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 41/2005.
Best regards

Krzysztof Gerula

I Vice-President

82-5025

Current report no 41/2005

On December 20, 2005, upon request of Mr. Andrzej Szułdrzyński, in connection with his intention to retire, the Supervisory Board of "Orbis" S.A. recalled Mr. Szułdrzyński from the "Orbis" S.A. Management Board as at the end of December 31, 2005.
So far, Mr. Andrzej Szułdrzyński is the Vice-President of "Orbis" S.A. Management Board.

Orbis
Grupa Hotelowa

Warsaw, 2005-12-20

United States Securities and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
JAN 0 3 2006
WASH. D.C.
213
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 40/2005.
Best regards



Krzysztof Gerula

I Vice-President

Current report no 40/2005

The Management Board of "Orbis" S.A. hereby informs about the receipt of a notice from:

1. Globe Trade Centre S.A. The said notice has the following wording:

"Acting on behalf of the Management Board of Globe Trade Centre S.A. with its corporate seat in Warsaw ("the Company"), pursuant to the reporting duty arising under Article 69 section 1 of the Act of July 29, 2005 on Public Offering and Conditions of Introducing Financial Instruments into an Organized Trading System and Public Companies (official journal "Dz.U." no 184 item 1539), we hereby inform that:
1) on December 14, 2005, in an off-session transaction the Company sold a block of shares in Orbis S.A. to the company HOTEK Polska, i.e. 2,303,849 shares at a price of PLN 32 per share;
2) the number of shares in Orbis S.A. held by the Company before the transaction equaled 2,303,849 shares, which accounted for 5% in the share capital of Orbis S.A. and the equivalent share in the total number of votes.
As a result of the transaction described above, at the moment the Company does not hold any shares in Orbis S.A.".

2. Accor S.A. The said notice has the following wording:

"Pursuant to Article 69 section 2 point 2 in connection with Article 87 section 1 point 1 letter d) of the Act of July 29, 2005 on Public Offering and Conditions of Introducing Financial Instruments into an Organized Trading System and Public Companies (official journal "Dz.U." no 184 item 1539), Accor S.A. hereby informs that as a result of settlement, on December 15, 2005, of a block transaction executed in December 14, 2005, a subsidiary of Accor, the company Societe d'Exploitation HOTEK POLSKA Spółka z ograniczoną odpowiedzialnością with its corporate seat in Warsaw acquired 2,303,849 shares in the company Orbis Spółka Akcyjna ("Orbis") which account for 4.99% in the share capital of the said Company and represent 4.99% of the total number of votes at the General Meeting

Prior to the share acquisition transaction referred to above, the company Accor S.A. held the aggregate number of 16,394,151 shares in Orbis, jointly accounting for 35.58% of the share capital in the said company and representing do 16,394,151 votes at its General Meeting, which accounts for 35.58% of the total number of votes at the Meeting.

As a result of the share acquisition transaction referred to above, at the moment the company Accor S.A. holds, directly and by indirect control, the aggregate number of 18,698,000 shares in Orbis accounting for 40.57% of the share capital of the said company and representing 18,698,000 votes at its General Meeting, which accounts for 40.57% of the total number of votes at the Meeting.".

Orbis
Grupa Hotelowa

Warsaw, 2005-12-19

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH, D.C.
213
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 39/2005.
Best regards

Krzysztof Gerula
I Vice-President

Current report no 39/2005

In connection with the report no 36/2005, we additionally inform that as of this day the Company does not have any debt denominated in foreign currencies, which was one of the main goals of refinancing. It is due to an earlier voluntary repayment of all liabilities under the Credit Facility Agreement dated March 26, 2001, (of which we have informed in the report no 35/2005) and repayment of deferred liability denominated in Eur under the second installment of the Hekon Hotele Ekonomiczne SA share purchase price pursuant to the Share Sale and Purchase Agreement dated June 24, 2003 (of which we have informed in the reports no 13/2003 and 30/2003).